Item 3.19: Fees

Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

The fees charged for ~~use of~~using the ATS are calculated on a per-share basis. ~~For every share matched, the ATS charges a fixed fee to each counterparty.~~ The fee is the same for all types of transactions, ~~except where the same Subscriber provides both the buy and sell side of a trade (for example, when the Subscriber is matching two customer orders against each other). Exact fees are $0.0009 per share, and $0.0004 per share for Subscribers providing both the buy and sell side of a trade (i.e. $0.0008 in~~with discounts available based on a Subscriber's total ~~per share). However, for an introductory period, the length of which is determined by the Operator, fees for all Subscribers, for all activity, are $0.0000 per share, per side~~traded quantity over the course of a calendar month. The base rate fee is $0.0010 per share.

The commission structure is the same for all Subscribers. ~~The ATS does not~~

For a new Subscriber, the Operator may offer ~~volume-based or tiered pricing.~~an introductory discount period, for which the Operator determines the discount amount and length of the discount period. The discounted fees will generally be between $0.0000 and $0.0005 per share. The length of the discount period will generally be 3 to 6 months, subject to revision at the Operator's discretion (e.g. based upon onboarding progress).

In addition to the ATS's fees, the ATS ~~passes~~may pass through ~~to Subscribers certain~~ clearing and regulatory fees it is assessed (e.g~~.~~., NSCC, FINRA Section 3 fees, and Trading Activity Fees) ~~it is assessed~~to Subscribers.

The ATS does not charge Subscribers for network connectivity, access, or execution data. Nor does the ATS compute different fees based on the type or content of orders executed.

Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

No such fees are charged; no additional services are bundled with the use of the ATS.

Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

~~No rebates or discounts are available.~~

The Operator offers volume-based tiering where Subscribers can pay lower fees, as follows:

If a Subscriber's total traded volume for a calendar month is greater than or equal to 5% of OneChronos total matched volume for the calendar month, the Subscriber will incur a fee of $0.0007 per share.

If a Subscriber's total traded volume for a calendar month is greater than or equal to 7% of OneChronos total matched volume for the calendar month, the Subscriber will incur a fee of $0.0005 per share.

The Base Rate is the same for all Subscribers. Any discount will be calculated retroactively on all shares traded for that calendar month. Subscribers' traded volume and OneChronos matched volume are computed as the sum of total shares traded/matched across all securities.